Exhibit 23

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statements of BioRestorative Therapies, Inc. (the “Company”) on Form S-8 (File Nos. 333-196299, 333-203310, 333-210555, 333-214621 and 333-228434) of our report dated March 29, 2019 which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of BioRestorative Therapies, Inc. and Subsidiaries as of December 31, 2018 and 2017 and for the years then ended, which report is included in this Annual Report on Form 10-K of BioRestorative Therapies, Inc. for the year ended December 31, 2018.

/s/ Marcum llp

Marcum llp

New York, NY

March 29, 2019